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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hemlock Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



335 Madison Avenue, 19th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Weinstein **212-850-7700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
APR 13 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Bruce Williams, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hemlock Capital, LLC as of December 31, 2004 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Bruce J. Williams
President and Chief Executive Officer
Title



Notary Public

VIVIAN LIN
Notary Public - State of New York
No. 01LI6074797
Qualified in Queens County
My Commission Expires May 20, 2006

HEMLOCK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 315,000
DUE FROM PARENT	58,995
OTHER ASSETS	1,485
TOTAL ASSETS	$ 375,480

LIABILITIES AND MEMBER'S EQUITY

ACCRUED LIABILITIES	$ 14,000
MEMBER'S EQUITY	361,480
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 375,480

See notes to financial statements.